Exhibit 99.1

Condensed Interim Consolidated Financial Statements

For the Three Months Ended October 31, 2021

Expressed in United States Dollars

(Unaudited)

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 180 Varick Street, 6th Floor New York, NY 10014 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp

Unaudited Condensed Interim Consolidated Statements of Financial Position

As of October 31, 2021 and July 31, 2021

(Unaudited)

(Expressed in US Dollars)

	October 31,	July 31,
	2021	2021

ASSETS

Current assets
Cash and cash equivalents	$55,490,086	$57,268,685
Amounts receivable	19,329	12,574
Prepaid expenses	406,786	516,891
Total current assets	55,916,201	57,798,150

Investments	2	2
Intellectual property (Note 5)	241,793	245,610

Total assets	$56,157,996	$58,043,762

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$431,366	$556,795
Total current liabilities	431,366	556,795

Long term liabilities
Warrant liability (Note 7)	306,224	199,458
Government loans (Note 6)	26,964	25,986
Total long term liabilities	333,188	225,444

Shareholders’ equity
Share capital (Note 8)	55,358,289	54,782,633
Share-based payment reserve (Note 9)	2,696,264	2,178,130
Warrant reserve (Note 8)	15,617,819	16,193,475
Accumulated other comprehensive loss	(138,684)	(138,684)
Deficit	(18,140,246)	(15,754,031)
Total shareholders’ equity	55,393,442	57,261,523

Total liabilities and shareholders’ equity	$56,157,996	$58,043,762

Nature of Operations (Note 1)

Commitments (Note 15)

Events After the Reporting Period (Note 16)

These condensed interim consolidated financial statements were approved and authorized for issue on behalf of the Board of Directors on December 14, 2021 by:

On behalf of the Board:

“Jamieson Bondarenko”	“William Williams”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of

Operations and Comprehensive Loss

For the Three Months Ended October 31, 2021 and 2020

(Unaudited)

(Expressed in US Dollars)

	Three month period ended October 31,
	2021	2020 Restated (Note 2)
Expenses:
Research and development costs (Note 13)	$875,636	$149,062
General and administration costs (Note 14)	891,039	231,309
Share-based compensation (Note 9)	518,134	-
Total expenses	2,284,809	380,371

Operating loss	(2,284,809)	(380,371)
Interest income	6,305	-
Interest expense (Note 6)	(979)	(15,722)
Change in fair value of warrant liability (Note 7)	(106,766)	-
Loss on extinguishment of debt (Note 8)	-	(25,234)
Foreign exchange loss	34	-
	(101,406)	(40,956)

Loss for the period	(2,386,215)	(421,327)
Foreign currency translation adjustment	-	35,340
Comprehensive loss for the period	$(2,386,215)	$(385,987)
Loss per share	$(0.16)	$(0.54)
Weighted average number of shares outstanding	15,238,646	774,401

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended October 31, 2021 and 2020

(Unaudited)

(Expressed in US Dollars)

	Three month period ended October 31
	2021	2020 Restated (Note 2)
Cash flow from operating activities
Net loss for the period	$(2,386,215)	$(421,327)
Items not affecting cash:
Depreciation and amortization	3,817	3,814
Share-based compensation	518,134	-
Interest expense	-	6,674
Loss on extinguishment of settlement of debt	-	25,234
Change in fair value of warrants	106,766	-
Changes in non-cash working capital:
Amounts receivable	(6,755)	15,891
Prepaid expenses	110,105	(3,556)
Accounts payable and accrued liabilities	(124,451)	315,173
	(1,778,599)	(58,096)

Cash flow from financing activities
Proceeds from receipt of short-term loans	-	27,102
	-	27,102

Decrease in cash	(1,778,599)	(30,994)
Effects of changes in foreign exchage	-	16,738
Cash, beginning of the period	57,268,685	21,249
Cash, end of the period	$55,490,086	$6,993

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended October 31, 2021 and 2020

(Unaudited)

(Expressed in US Dollars)

	SHARES	AMOUNT	SHARE-BASED PAYMENT RESERVE	WARRANT RESERVE	ACCUMULATED OTHER COMPREHENSIVE PROFIT (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
Balance, July 31, 2020 Restated (Note 2)	721,962	$12,263,858	$597,551	$1,849,335	$(138,684)	$(18,169,480)	$(3,597,420)
Issuance of shares for debt (Note 8c(ii))	50,000	329,670	-		-	-	329,670
Foreign exchange translation	-	-	-	-	-	35,340	35,340
Loss for the period	-	-	-	-	-	(421,327)	(421,327)
Balance, October 31, 2020 Restated (Note 2)	771,962	$12,593,528	$597,551	$1,849,335	$(138,684)	$(18,555,467)	$(3,653,737)
Historic foreign currency adjustments						821,327	821,327
Issuance of warrants on convertible debt	-	-	-	43,980	-	-	43,980
Conversion feature	-	28,712	-		-	-	28,712
Issuance of shares in public offering	6,764,705	12,357,799	-	790,148	-	-	13,147,947
Issuance of shares in private placement	5,170,343	13,611,136	-	11,084,060	-	-	24,695,196
Reclassification of warrant liability	-	-	-	6,621,347	-	-	6,621,347
Exercise of warrants	2,562,573	16,191,458	-	(2,595,927)	-	-	13,595,531
Expiration of warrants	-	-	-	(1,599,468)	-	1,599,468	-
Expiration and forfeiture of options	-	-	(387,647)	-	-	387,647	-
Issuance of options	-	-	1,968,226	-	-	-	1,968,226
Loss for the period	-	-	-	-	-	(7,006)	(7,006)
Balance, July 31, 2021	15,269,583	54,782,633	2,178,130	16,193,475	(138,684)	(15,754,031)	57,261,523
Exercise of warrants (Note 8c(i))	100,829	575,656	-	(575,656)	-	-	-
Issuance of options (Note 9a)	-	-	518,134	-	-	-	518,134
Loss for the period	-	-	-	-	-	(2,386,215)	(2,386,215)
Balance, October 31, 2021	15,370,412	$55,358,289	$2,696,264	$15,617,819	$(138,684)	$(18,140,246)	$55,393,442

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

1.	Nature of Operations

BriaCell was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the TSX Venture Exchange (“TSXV”), and as of February 24, 2021, on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”. The Company is developing a new therapy for advanced breast cancer. The Company’s head office in Canada is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1 and in the United States, the Company has an office located at 180 Varick Street, 6th Floor New York, NY 10014.These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on December 14, 2021.

2.	Basis of Presentation

Statement of Compliance

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of October 31, 2021.

Basis of Presentation

These condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in United States dollars which is the Company’s reporting currency. A summary of the significant accounting policies is provided in Note 3.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which have been measured at fair value.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of BriaCell and its wholly-owned US subsidiary BriaCell Therapeutics Corp. (“BTC”) and BTC’s wholly owned subsidiary – Sapientia Pharmaceuticals, Inc. (“Sapientia”). The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

2.	Basis of Presentation (continued)

Functional Currency and Presentation Currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. As of May 1, 2021, the Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$). The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below using the exchange rate as of May 1, 2021, which is the date of the change in the functional and presentation currency.

The following shows the restatement of prior period information:

	Three month period ended October 31,
	2020 reported, CAD	Foreign Currency Translation	2020 restated, USD

Expenses:
Research and development costs	$183,123	$(34,061)	$149,062
General and administration costs	284,163	(52,854)	231,309
Total expenses	467,286	(86,915)	380,371

Operating loss	(467,286)	86,915	(380,371)

Interest expense	(19,315)	3,593	(15,722)
Loss on extinguishment of debt	(31,000)	5,766	(25,234)
	(50,315)	9,359	(40,956)

Loss for the period	(517,601)	96,274	(421,327)

Foreign currency translation adjustment	43,415	(8,075)	35,340
			-
Comprehensive loss for the period	$(474,186)	$88,199	$(385,987)

Loss per share - basic and diluted	$(0.67)	$0.13	$(0.54)

Weighted average number of shares outstanding - basic and diluted	774,401	-	774,401

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

2.	Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

	Three month period ended October 31,
	2020 reported, CAD	Foreign Currency Translation	2020 restated, USD
Cash flow from operating activities
Net loss for the period	$(517,601)	$96,274	$(421,327)
Items not affecting cash:
Depreciation and amortization	4,686	(872)	3,814
Accrued interest expense	8,199	(1,525)	6,674
Loss on extinguishment of settlement of debt	31,000	(5,766)	25,234
Changes in non-cash working capital:
Amounts receivable	19,522	(3,631)	15,891
Prepaid expenses	(4,368)	812	(3,556)
Accounts payable and accrued liabilities	387,191	(72,018)	315,173
	(71,371)	13,274	(58,096)

Cash flow from financing activities
Proceeds from receipt of short-term loans	33,295	(6,193)	27,102
	33,295	(6,193)	27,102

Decrease in cash	(38,076)	7,081	(30,994)
Effect of changes in foreign exchange	20,563	(3,825)	16,738
Cash, beginning of period	26,104	(4,855)	21,249
Cash, end of period	$8,591	$(1,599)	$6,993

3.	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as of July 31, 2021. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

4.	Significant Accounting Judgments and Estimates

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	Intangible assets with an infinite life are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.
●	The Company uses the Black-Scholes option-pricing model to estimate fair value of options and the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.
●	The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

5.	Intellectual Property

The attributable intellectual property relates to Sapientia’s various patents, which the Company is amortizing over 20 years, consistent with its accounting policy. During the three months ended October 31, 2021, the Company recorded $3,817 in amortization on intellectual property (for the three months ended October 31 2020 - $3,814).

Costs			Accumulated Amortization			Net Book Value
July 31, 2021:

July 31, 2020	Additions	July 31, 2021	July 31, 2020	Amortization during the year	July 31, 2021	July 31, 2021
$305,130	$-	$305,130	$44,263	$15,256	$59,520	$245,610

October 31, 2021:

July 31, 2021	Additions	October 31, 2021	July 31, 2021	Amortization during the period	October 31, 2021	October 31, 2021
$305,130	$-	$305,130	$59,520	$3,817	$63,337	$241,793

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

6.	Loans

On April 24, 2020, the Company received a $32,560 (CAD$40,000) loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan bears 0% interest until December 31, 2022. If the balance is not paid by December 31, 2022, the remaining balance will be converted to a 3-year term loan at 5% annual interest, paid monthly, effective January 1, 2023. The full balance must be repaid by no later than December 31, 2025. No principal payments required until December 31, 2022. Principal repayments can be voluntarily made at any time without fees or penalties. $8,140 loan forgiveness is available, provided $24,420 is paid back between January 1, 2021 and December 31, 2022. The loan was recognized at the fair value based on an estimated market interest rate of 15%.

For the three months ended October 31, 2021, the Company recorded an interest expense of $979 being the interest accretion on the CEBA Loan (October 31, 2020 – $15,722).

For additional information on the repayment of the CEBA Loan, see note 16, Events After the Reporting Period.

7.	Warrant Liability

Following the change in the functional currency of the Company on May 1, 2021, the warrant liability as of April 30, 2021 ($6,621,347) was reclassified to warrant reserve in the Consolidated Statements of change in Shareholders’ Equity.

In addition, certain warrants with an exercise price denominated in Canadian dollars are now being treated as a warrant liability, since the exercise price is denominated in a currency different than the functional currency of the Company. The fair value of these warrants, based on the Black-Scholes, as of July 31, 2021 and October 31, 2021 was $199,458 and $306,224, respectively, and are included in warrant liabilities. As a result, the Company recorded a loss in the fair value of the warrant liability of $106,766 for the three month period ended October 31, 2021.

The following assumptions were used to determine the fair value at July 31, 2021 and at October 31, 2021: share price - $5.23 and $7.65; exercise price - $29.30 and $4.38; expected life – 1 year to 4.30 years and 4.05 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 0.81% and 1.39%.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

8.	Share Capital and Warrant Reserve

a)	Share capital

(i) The authorized share capital consists of an unlimited number of common shares with no par value.

(ii) On August 18, 2020, the Company issued 50,000 Shares to Sichenzia Ross Ference LLP or certain members or employees of Sichenzia Ross Ference LLP as compensation for legal services. The shares were valued at $6.59 per share and the Company recorded a loss on the extinguishment of debt of $25,234.

(iii) During the three-month period ended October 31, 2021, 246,412 warrants with an exercise price of $5.31 per warrant were exercised into 100,829 common shares by way of a cashless exercise.

(iv) Share buy-back program

On September 9, 2021 the Company approved a repurchase program whereby the Company may purchase through the facilities of the TSX Venture or NASDAQ (i) up to 1,341,515 common shares (the “Common Shares”) and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants comprising the “public float” as of September 8, 2021, over the next 12 months (the “Buyback”). Independent Trading Group (ITG) Inc. will act as the Company’s advisor and dealer manager in respect of the Buyback. The Company received final regulatory approval on September 22, 2021. As of October 31, 2021, the Company has not repurchased or cancelled any shares or warrant. For additional information on the Company’s Share buy-back program, see note 16, Events After the Reporting Period.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

8.	Share Capital and Warrant Reserve (continued)

b)	Share Purchase Warrants

(i)	A summary of changes in share purchase warrants for the year ended July 31, 2021, and for the three-month period ended October 31, 2021, is presented below:

	Number of warrants outstanding	Weighted average exercise price
Balance, July 31, 2020	178,528	$35.82
Granted in the Public Offering	5,882,353	5.31
Granted in the Over Allotment	882,352	5.31
Granted in the Private Placement	5,170,343	6.19
Granted from the issuance of a convertible note	69,188	4.41
Expired during the year	(156,039)	(36.26)
Exercised during the year	(2,562,573)	(5.48)
Balance, July 31, 2021	9,464,152	5.84
Expired during the period	(4,771)	(29.30)
Balance, October 31, 2021	9,459,381	$5.83

(ii)	As of October 31, 2021, warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At October 31, 2021	Expiry Date
17,718	$29.30	17,718	November 2021 to June 2022
51,698	$4.41	51,698	November 16, 2025
4,219,622	$5.31	4,219,622	February 26, 2026 - April 26, 2026
5,170,343	$6.19	5,170,343	December 7, 2026
9,459,381		9,459,381

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

8.	Share Capital and Warrant Reserve (continued)

c)	Compensation Warrants

(i) A summary of changes in compensation warrants for the years ended July 31, 2021 and the three-month period ended October 31, 2021 is presented below:

	Number of options outstanding	Weighted average exercise price
Balance, July 31, 2020	13,790	35.16
Granted in the Public Offering	294,118	5.31
Granted in the Over Allotment	44,118	5.31
Granted in the Private Placement	258,517	6.19
Granted from the issuance of a convertible note	4,890	4.41
Expired during the year	(13,790)	(35.16)
Balance, July 31, 2021	601,643	$5.68
Exercised during the period (note 8(a)(iii))	(246,412)	5.31
Balance, October 31, 2021	355,231	$5.94

(ii) As of October 31, 2021, compensation warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At October 31, 2021	Expiry Date
4,890	$4.41	4,890	November 16, 2025
91,824	$5.31	91,824	February 26, 2026
258,517	$6.19	258,517	June 7, 2026
355,231		355,231

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

9.	Share-Based Compensation and Share-Based Payment Reserve

The Company has adopted a stock option plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

a)	On September 1, 2021, the Company issued 100,000 options to a consultant with an exercise price of $5.74, which vest immediately and expire on September 1, 2026. The fair value of the stock options was $518,134. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $6.79; exercise price - $5.74; expected life - 5 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 0.80%

b)	As of October 31, 2021, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price	Exercisable At October 31, 2021	Expiry Date
1,667	$48.15	1,667	March 10, 2022
833	$33.70	833	July 1, 2023
166	$16.85	166	September 9, 2024
612,000	$4.24	612,000	March 29, 2026
60,000	$4.24	60,000	April 19, 2026
100,000	$5.74	100,000	September 1, 2026
774,666		774,666

c)	As of October 31, 2021, stock options outstanding have a weighted average remaining contractual life of 4.46 years (October 31, 2020 – 0.73 years).

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

10. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of October 31, 2021, included in accounts payable and accrued liabilities and short term loans are amounts owing to a company controlled by an officer in the amount of $6,462 (July 31, 2021 - $6,283) for consulting fees and a short term loan; and amounts owing to directors of $49,228 (July 31, 2021 - $42,247) for directors fees and short term loans.

During the three months period ended October 31, 2021 and 2020, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended October 31,
	2021	2020 Restated (Note 2)

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$19,173	$8,547
b) Paid or accrued consulting fees to companies controlled by individual directors.	$21,211	$8,140
c) Paid or accrued wages and consulting fees to directors	$212,108	$109,447

11. Capital Management

The Company’s capital comprises share capital, share-based payment reserve, warrant reserve, and accumulated other comprehensive loss. The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support the Company’s business activities. The Board of Directors does not establish quantitative return on capital criteria for management; it relies on the expertise of the Company’s management to sustain future development of the business.

The intellectual property in which the Company currently has an interest is in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned research and development and pay for administrative costs, the Company intends to raise additional amounts as needed.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

12. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with approved of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of October 31, 2021, and July 31, 2021, is the carrying amounts included in the Company’s consolidated statement of financial positions.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of October 31, 2021, the Company has working capital balance of $55,484,835 (July 31, 2021 – working capital of $57,241,355). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	Within 1 year	1-2 years	2-5 years	5+ years
Accounts payable and accrued liabilities	$431,366	$431,366	$431,366	$-	$-	$-
Government grant	26,964	32,098	-	32,098	-	-
	$458,330	$463,464	$431,366	$32,098	$-	$-

c)	Market Risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates. Loans payable include fixed interest rates; however, the Company does not believe it is exposed to material interest rate risk.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in Canadian Dollars (mainly costs relating to being a public company in Canada) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its Canadian denominated accounts payable and cash. As of October 31, 2021, a 5% depreciation or appreciation of the Canadian dollar against the US dollar would not have a material effect on the in total loss and comprehensive loss.

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

12. Financial Risk Factors

d)	COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively.

The Company may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak of COVID-19. In the event that clinical trial sites are slowed down or closed to enrolment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. The Company is continuing to assess its business plans and the impact COVID-19 is having on the Company’s clinical trial timelines and the Company’s ability to recruit candidates for clinical trials. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. The Company currently believes that the execution of our clinical trials and research programs are delayed by at least one quarter due to COVID-19.

13. Research and Development Costs

	Three month period ended October 31,
	2021	2020 Restated (Note 2)

Clinical Trials and Investigational drug costs	$475,075	$79,656
Wages and Salaries	285,540	62,223
Laboratory Rent	30,154	5,783
Licensing	23,582	-
Supplies	59,629	-
Insurance product	1,656	1,400
	$875,636	$149,062

14. General and Administration Costs

	Three month period ended October 31,
	2021	2020 Restated (Note 2)

Wages and salaries	$181,546	$37,429
Professional fees	226,446	116,174
Consulting	116,753	44,497
Insurance	206,680	160
Regulatory, filing and transfer agent fees	21,266	4,559
Shareholder communications	76,436	12,444
Amortization	3,817	3,814
Rent	3,227	4,034
Travel	4,839	6,559
Other	50,029	1,637
	$891,039	$231,309

BriaCell Therapeutics Corp Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended October 31, 2021 and 2020 (Unaudited) (Expressed in US Dollars)

15. Commitments

The Company is currently on a month-to-month lease arrangement for office and lab space in New York, New York in the amount of approximately $8,600 per month.

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position results of operations, or cash flows. These matters are internally uncertain, and management’s view of these matters may change in the future.

16. Events After the Reporting Period

a)	Expiration of warrants.

Subsequent to the period end and through to the date of this report, 7,938 warrants with a weighted average exercise price of $29.30 expired.

b)	Option grants

On November 1, 2021, the Company issued 12,600 options with an exercise price of CAD$9.92, and expire on November 1, 2026. 10,000 of the options were issued to a director and vest immediately, and 2,600 options were issued to members of the Company’s scientific advisory board and vest in five equal instalments every six months, with the first instalment vesting in immediately.

c)	Exercise of warrants

Subsequent to the period end and through to the date of this report, 33,065 warrants with an exercise price of $5.31 were exercised for gross proceeds of $175,575 and 800,000 warrants with an exercise price of $6.19 were exercised for gross proceeds of $4,952,000. In total, the Company issued 833,065 shares in respect of the exercise of these warrants.

In addition, subsequent to the period end and through to the date of this report 190,742 warrants with an exercise price of $5.31 per warrant were exercised into 73,649 common shares by way of a cashless exercise.

d)	Share buy-back program

Subsequent to the period end and through to the date of this report, the Company repurchased a total of 452,182 shares and 141,411 publicly traded warrants with a total value of $4,934,733, of which 364,306 shares and all the warrants have been cancelled.

e)	Repayment of CEBA Loan

On December 13, 2021, the Company repaid the CEBA loan in the amount of $23,454.

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